Exhibit 2.2

PROMISSORY NOTE

$1,500,000.00	March 11, 2005

     FOR VALUE RECEIVED, CyberGuard Corporation, a Florida corporation (the “Maker”), promises to pay to the order of ZixSCM, Inc., a Delaware corporation (the “Holder”), the principal sum of One Million Five Hundred Thousand and NO/100 Dollars ($1,500,000.00).

     Maker shall make three (3) equal installment payments to Holder of Five Hundred Thousand Dollars ($500,000) each on each of June 15, 2005, September 15, 2005 and December 15, 2005. On the final payment of Five Hundred Thousand Dollars ($500,000) on December 15, 2005, the obligation evidence hereby shall be satisfied in full. This Note is the Promissory Note referenced in that certain Asset Purchase Agreement dated March 11, 2005, by and between Maker and Holder.

     All payment installments on this Note are payable in lawful money of the United States of America at such place as the Holder may designate in writing. The Maker expressly waives presentment, notice of protest, and notice of dishonor, and agrees to pay all reasonable costs of collection when incurred, including reasonable attorneys’ fees, and expressly agrees that this Note or any payment hereunder may be extended from time to time without, in any way, excusing the obligation of the Maker. This Note is to be construed in accordance with the laws of the State of Florida. If any provision of this Note is in conflict with any law of the State of Florida and/or of the United States, or in the event that by reason of acceleration of payment or otherwise an amount of interest in excess of that allowed by the laws of the State of Florida has accrued or has been collected, then and in that event the Holder shall not be liable except for the refunding of any interest collected in excess of the prevailing legal rate, it being understood and agreed that it is not the intent of Holder to contract for or collect usurious interest.

     If the Maker fails to pay any installment under this Note within five (5) days following the date such installment is due; if Maker admits in writing its inability to pay debts as they mature, applies to any tribunal for the appointment of a trustee or receiver of any substantial part of its assets; if Maker institutes a proceeding under any state insolvency law or under any federal bankruptcy law; if any proceeding against Maker is instituted under any state insolvency law or under any federal bankruptcy law which is not dismissed within thirty (30) days; if a dissolution or winding up of Maker is commenced; or if Maker or any guarantor of this Note shall make any general assignment for the benefit of creditors, then the entire unpaid principal on this Note shall at once become immediately due and payable at the option of the Holder hereof, and upon a payment default, the amounts due hereunder shall accrue interest at the rate of five percent (5%) per annum.

     The Maker shall have the option to prepay all or any part of the outstanding principal on this Note at any time and from time to time. Any prepayment(s) shall reduce the final payment and shall not reduce or defer installments next due. In the event of a default under this Note,

Holder shall be entitled to all rights and remedies available at law or in equity, which rights and remedies shall be cumulative and nonexclusive.

     No delay or omission by the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right of the Holder. A waiver on one occasion shall not be construed as a bar to or waiver of any right in the future. None of the provisions hereof and none of the rights of the Holder shall be deemed to have been waived by acceptance of any past due amount or by any other indulgence granted to the Maker. Time is of the essence of this Note. If any provision of this Note shall be found invalid or unenforceable, all other provisions shall remain in full force and effect to the maximum extent permitted by law.

     IN WITNESS WHEREOF, the undersigned Maker has executed this Promissory Note as of the day and year first above written.

CyberGuard Corporation

By:	/s/ Patrick Clawson

Name:	Patrick Clawson

Title:	CEO

(“Maker”)